UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

ESC MEDICAL SYSTEMS LTD. (Name of Issuer)
Ordinary Shares, NIS 0.10 par value per share (Title of Class of Securities)
M40868107 (CUSIP Number)
July 16, 2001 (Date of Event which Requires Filling of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. M40868107

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). Bank Hapoalim B.M.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,650,212

	6.	Shared Voting Power N/A

	7.	Sole Dipositive Power 2,500,000

	8.	Shared Dipositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Insructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.6%

12.	Type of Reporting Person OO
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Item 1.
(a)	Name of Issuer: ESC Medical Systems Ltd.
(b)	Address of Issuer's Principal Executive Offices: P.O. Box 240 Yokneam, Israel 20692

Item 2.
(a)	Name of Person Filing: Bank Hapoalim B.M.
(b)	Address of Principal Business Office or, if none, Residence: 63 Yehuda Halevy Street Tel Aviv, Israel
(c)	Citizenship: A commercial bank organized under the laws of Israel.
(d)	Title of Class of Securities: Ordinary Shares, NIS 0.10 par value per share.
(e)	CUSIP Number: M40868107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

        The ownership percentage set forth below is based on 33,070,391 ordinary shares, NIS 0.10 par value per share, outstanding, as reported in the issuer's Proxy Statement on Schedule 14A dated June 21, 2001. The shares reported as beneficially owned by the reporting person are issuable upon exercise of immediately exercisable stock options. The number of shares issuable upon exercise of such options is subject to adjustment in the event of stock splits, stock dividends and certain other corporate actions. The reporting person has executed an irrevocable proxy granting management of the issuer the right to vote any shares held by the reporting person that exceed 4.99% of the issuer's issued and outstanding ordinary shares. Accordingly, the number of shares reported with respect to voting power assumes the immediate exercise of the options and may be different to the extent that the number of issued and outstanding shares has increased or decreased at such time that the options are exercised.

(a)	Amount beneficially owned: 2,500,000
(b)	Percent of class: 7.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 1,650,212
	(ii)	Shared power to vote or to direct the vote: N/A
	(iii)	Sole power to dispose or to direct the disposition of: 2,500,000
	(iv)	Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2001
BANK HAPOALIM B.M.
By:	/s/ Yacov Elinav Yacov Elinav
Title:	Member of Board of Management
By:	/s/ Ori Shalev Ori Shalev
Title:	Department Manager

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